Exhibit 99.112

Skeena Intersects 5.29 g/t AuEq over 56.34 metres

in 22 Zone Infill Drilling at Eskay Creek

Vancouver, BC (November 19, 2020) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report additional diamond drill core results from the Phase 1 combined campaign of definition and exploration drilling at the Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. The Phase 2 infill program, focused on resource category conversions for the Pre-Feasibility Study (“PFS”) on open-pit constrained resources, is on-going with eleven drill rigs currently active. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek Phase 1 Infill Drilling

22 Zone Highlights:

•	2.17 g/t Au, 234 g/t Ag (5.29 g/t AuEq) over 56.34 m (SK-20-379)

•	2.10 g/t Au, 183 g/t Ag (4.55 g/t AuEq) over 52.03 m (SK-20-383)

•	1.71 g/t Au, 127 g/t Ag (3.41 g/t AuEq) over 55.34 m (SK-20-382)

•	2.98 g/t Au, 73 g/t Ag (3.95 g/t AuEq) over 25.18 m (SK-20-378)

•	2.04 g/t Au, 93 g/t Ag (3.28 g/t AuEq) over 46.56 m (SK-20-375)

21C Zone Highlights:

•	9.51 g/t Au, 644 g/t Ag (18.10 g/t AuEq) over 10.24 m (SK-20-334)

•	2.68 g/t Au, 595 g/t Ag (10.61 g/t AuEq) over 11.50 m (SK-20-357)

•	21.24 g/t Au, 726 g/t Ag (30.92 g/t AuEq) over 7.43 m (SK-20-366)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths for the 21A and 21C Zones Apparent widths are reported for the 22 Zone due to the geometry of the mineralization and the orientation of the drill holes. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

22 Zone Phase I Infill Continues to Confirm Modelled Mineralization

Drilling within the 22 Zone continues to yield exceptionally thick, high-grade results highlighted by 2.17 g/t Au, 234 g/t Ag (5.29 g/t AuEq) over 56.34 m (SK-20-379, apparent width) in the core of the 22 Zone, which is corroborated by up-dip intersections of 1.71 g/t Au, 127 g/t Ag (3.41 g/t AuEq) over 55.34 m and 2.10 g/t Au, 183 g/t Ag (4.55 g/t AuEq) over 52.03 m (SK-20-382 and SK-20-383, respectively, apparent widths). For comparison, this portion of the resource was informed by a historical intersection of 2.69 g/t AuEq over 47.50 m (C04-1259). The recent results confirm the reported average AuEq and Au grades of Indicated and Inferred pit constrained resources in the 22 Zone found in the Company’s 2019 Mineral Resource Estimate (“MRE”) at 3.0 g/t AuEq and 2.1 g/t AuEq, respectively. However, the recently intersected Ag grades are substantially higher.

The 22 Zone is discordant mineralization hosted within the footwall rhyolite, which is intensely altered to silica-sericite. The 22 Zone is interpreted to have developed along a sub-vertical structural conduit that crosscuts the rhyolite and fed the overlying exhalative mineralization found in the Contact Mudstones. Mineralization within the 22 Zone is vertically dipping, averages 70 m true horizontal width and has been defined by drilling over a strike length of 320 m.

21A and 21C Infill Drilling Continues to Corroborate Projected Mineralization

In addition to the results from the 22 Zone, the recently completed Phase 1 portion of the infill drilling campaign within the 21A and 21C Zones confirms the grade and spatial predictability of the Company’s 2019 MRE, which was largely informed by historical drilling results.

Exploration Update

The Company is currently drilling the Phase 2 program at Eskay Creek with eleven drill rigs and is on schedule to complete the program in December 2020. One drill rig is performing a 5,000 m resource expansion program at the Snip Project. At present, 81 drill holes are awaiting analytical results.

About Skeena

Skeena Resources Limited is a junior mining company focused on developing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Pre-Feasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2020 Length Weighted Drill Hole Gold and Silver Composites:

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-334	152.76	163.00	10.24	9.51	644	18.10	21	C
INCLUDING	152.76	153.40	0.64	11.40	19	11.65	21	C
AND	155.69	156.19	0.50	5.83	1,745	29.10	21	C
AND	156.19	157.00	0.81	14.40	1,395	33.00	21	C
AND	157.00	158.00	1.00	9.29	2,640	44.49	21	C
AND	158.00	159.00	1.00	4.55	497	11.18	21	C
AND	159.00	159.83	0.83	43.30	921	55.58	21	C
AND	159.83	160.34	0.51	22.80	366	27.68	21	C
SK-20-334	211.50	220.50	9.00	3.14	20	3.41	21	C
SK-20-334	226.50	234.50	8.00	3.71	76	4.73	21	C
INCLUDING	230.00	230.50	0.50	8.32	287	12.15	21	C
AND	231.00	231.60	0.60	19.75	146	21.70	21	C
SK-20-353	137.00	159.50	22.50	2.35	18	2.59	21	B
INCLUDING	151.34	152.00	0.66	7.28	206	10.03	21	B
SK-20-354						PENDING
SK-20-355	138.50	158.50	20.00	2.18	9	2.30	21	B
SK-20-356	146.46	149.50	3.04	1.18	33	1.62	21	C
SK-20-357	111.84	114.02	2.18	0.82	25	1.14	21	C
SK-20-357	129.50	141.00	11.50	2.68	595	10.61	21	C
INCLUDING	130.46	131.40	0.94	1.30	892	13.19	21	C
AND	135.42	136.00	0.58	8.00	407	13.43	21	C
AND	136.00	137.00	1.00	1.05	867	12.61	21	C
AND	137.00	138.00	1.00	0.94	1,380	19.34	21	C
AND	138.00	139.00	1.00	4.79	3,120	46.39	21	C
SK-20-357	146.28	149.00	2.72	4.02	170	6.29	21	C
SK-20-366	182.40	189.83	7.43	21.24	726	30.92	21	C
INCLUDING	183.05	184.50	1.45	15.20	580	22.93	21	C
AND	184.50	186.00	1.50	24.90	292	28.79	21	C
AND	186.00	187.20	1.20	68.80	2,750	105.47	21	C
AND	187.20	187.90	0.70	5.33	384	10.45	21	C
AND	187.90	189.30	1.40	6.72	353	11.43	21	C
SK-20-366	231.50	238.28	6.78	1.09	16	1.31	21	C
SK-20-372	2.44	6.50	4.06	1.02	43	1.60	21	A
SK-20-372	32.00	35.00	3.00	0.62	91	1.83	21	A
SK-20-373	4.00	6.00	2.00	0.78	10	0.91	21	A
SK-20-373	12.50	22.50	10.00	0.66	10	0.79	21	A
SK-20-374	4.00	40.00	36.00	1.58	38	2.08	21	A
SK-20-375	3.44	50.00	46.56	2.04	93	3.28	22
INCLUDING	31.55	32.05	0.50	1.26	979	14.31	22
AND	32.05	32.70	0.65	0.79	779	11.18	22
AND	33.23	34.00	0.77	15.85	81	16.93	22
SK-20-376	0.44	18.00	17.56	1.47	18	1.71	22
SK-20-376	25.50	31.50	6.00	1.16	5	1.22	22
SK-20-376	65.50	68.50	3.00	0.94	5	1.01	22
SK-20-377	1.44	21.00	19.56	1.98	44	2.57	22
SK-20-377	24.00	34.50	10.50	0.97	8	1.07	22
SK-20-377	37.50	45.00	7.50	1.16	21	1.44	22
SK-20-377	64.50	67.50	3.00	0.96	5	1.03	22
SK-20-377	72.00	76.50	4.50	1.03	5	1.10	22
SK-20-378	1.32	26.50	25.18	2.98	73	3.95	22
INCLUDING	10.00	11.50	1.50	20.00	537	27.16	22
SK-20-378	29.50	58.00	28.50	0.94	11	1.08	22

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-378	74.50	85.50	11.00	0.90	5	0.97	22
SK-20-379	2.66	59.00	56.34	2.17	234	5.29	22
INCLUDING	5.50	7.00	1.50	5.32	358	10.09	22
AND	13.00	14.50	1.50	2.77	1,585	23.90	22
AND	14.50	16.00	1.50	2.19	621	10.47	22
SK-20-380	158.03	170.00	11.97	2.19	7	2.28	21	B
SK-20-381	3.50	9.50	6.00	2.80	35	3.26	22
SK-20-381	12.50	20.00	7.50	0.76	51	1.44	22
SK-20-381	35.00	42.50	7.50	1.14	5	1.21	22
SK-20-381	53.00	60.50	7.50	0.68	36	1.16	22
SK-20-381	65.00	76.00	11.00	1.14	5	1.21	22
SK-20-382	2.66	58.00	55.34	1.71	127	3.41	22
INCLUDING	28.43	29.50	1.07	2.89	614	11.08	22
SK-20-382	61.00	76.00	15.00	0.88	47	1.50	22
SK-20-382	82.00	94.00	12.00	1.12	21	1.39	22
SK-20-383	2.47	54.50	52.03	2.10	183	4.55	22
INCLUDING	8.00	9.50	1.50	13.40	865	24.93	22
AND	14.00	15.50	1.50	3.55	556	10.96	22
AND	18.50	19.50	1.00	7.89	211	10.70	22
AND	20.50	21.50	1.00	6.83	599	14.82	22
SK-20-383	57.50	71.00	13.50	0.83	15	1.03	22
SK-20-384						PENDING	22
SK-20-385						PENDING	22
SK-20-386						PENDING	22
SK-20-387	183.50	192.28	8.78	1.39	35	1.85	22
SK-20-387	195.00	216.00	21.00	2.37	23	2.68	22
SK-20-388	12.50	18.50	6.00	1.09	6	1.16	21	A
SK-20-388	21.50	39.00	17.50	1.08	23	1.38	21	A
SK-20-389	1.26	50.00	48.74	6.89	122	8.52	22
INCLUDING	15.50	17.00	1.50	10.85	108	12.29	22
AND	29.13	30.50	1.37	16.90	47	17.53	22
AND	30.50	32.00	1.50	18.65	21	18.93	22
AND	32.00	33.50	1.50	9.69	52	10.38	22
AND	33.50	35.00	1.50	22.70	432	28.46	22
AND	35.00	36.50	1.50	18.80	440	24.67	22
AND	40.00	41.00	1.00	15.30	132	17.06	22
AND	41.00	42.50	1.50	35.30	247	38.59	22
AND	45.50	47.00	1.50	13.95	31	14.36	22
SK-20-390	0.38	66.50	66.12	4.33	48	4.97	22
INCLUDING	16.04	17.00	0.96	12.90	81	13.98	22
AND	17.00	18.50	1.50	17.60	94	18.85	22
AND	19.54	21.00	1.46	26.20	128	27.91	22
AND	23.87	25.30	1.43	9.19	93	10.43	22
AND	28.00	29.00	1.00	10.55	34	11.00	22
AND	29.00	30.50	1.50	11.45	26	11.80	22
SK-20-391	0.68	53.00	52.32	3.67	112	5.16	22
INCLUDING	31.40	32.18	0.78	8.73	98	10.04	22
SK-20-392	1.50	10.34	8.84	6.56	208	9.34	22
INCLUDING	3.69	5.00	1.31	20.50	927	32.86	22
SK-20-392	46.00	53.00	7.00	2.54	5	2.61	22
SK-20-393	127.10	132.00	4.90	2.32	5	2.39	21	C
SK-20-393	135.00	137.00	2.00	5.81	9	5.93	21	C
SK-20-394	127.50	132.50	5.00	2.73	10	2.87	21	C
INCLUDING	131.00	131.57	0.57	10.85	<5	10.85	21	C

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths for the 21A and 21C Zones Apparent widths are reported for the 22 Zone due to the geometry of the mineralization and the orientation of the drill holes. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-20-334	9,775.0	10,538.0	971.4	248.0	186.1	-79.3
SK-20-353	9,842.0	10,601.0	947.1	168.0	116.0	-69.1
SK-20-355	9,842.0	10,601.0	950.0	170.0	102.4	-71.2
SK-20-356	9,665.0	10,609.0	893.2	165.0	121.2	-51.0
SK-20-357	9,664.0	10,608.0	894.5	160.0	116.1	-57.9
SK-20-366	9,755.0	10,528.0	972.7	245.0	26.0	-81.0
SK-20-372	9,864.0	9,954.0	1,022.3	35.0	269.5	-49.9
SK-20-373	9,864.0	9,954.0	1,022.5	23.3	89.5	-75.1
SK-20-374	9,864.0	9,954.0	1,021.2	40.0	329.7	-49.8
SK-20-375	9,864.0	9,954.0	1,021.2	50.0	29.7	-55.1
SK-20-376	9,559.0	8,864.0	1,126.1	100.0	203.0	-50.0
SK-20-377	9,559.0	8,864.0	1,127.1	85.0	245.2	-64.2
SK-20-378	9,559.0	8,864.0	1,126.9	100.0	203.1	-65.1
SK-20-379	9,589.0	8,862.0	1,108.0	59.0	239.9	-89.9
SK-20-380	9,809.0	10,565.0	960.3	180.0	99.2	-68.9
SK-20-381	9,589.0	8,863.0	1,113.4	80.0	23.1	-77.1
SK-20-382	9,589.0	8,862.0	1,113.9	95.0	240.1	-77.2
SK-20-383	9,589.0	8,862.0	1,114.3	90.0	260.2	-64.1
SK-20-387	9,700.0	10,423.0	962.3	225.0	116.0	-70.9
SK-20-388	9,864.0	9,954.0	1,022.4	40.0	90.7	-75.0
SK-20-389	9,535.3	8,936.9	1,140.7	80.0	228.3	-49.9
SK-20-390	9,535.3	8,936.9	1,140.2	80.0	228.1	-69.9
SK-20-391	9,535.3	8,936.9	1,135.3	90.0	210.2	-57.1
SK-20-392	9,535.0	8,937.0	1,140.5	85.0	350.4	-78.1
SK-20-393	9,775.8	10,252.5	1,015.7	154.0	170.1	-54.1
SK-20-394	9,754.1	10,252.5	1,015.4	149.0	170.3	-60.1